DISCO S.A. AND SUBSIDIARIES

Consolidated Financial Statements as of September 30, 2002 and 2001, and for the nine-month periods then ended together with the Review Report of Independent Public Accountants

REVIEW REPORT OF INDEPENDENT

PUBLIC ACCOUNTANTS

To the Board of Directors of

DISCO S.A.:

            We have made a limited review of the accompanying consolidated balance sheet of DISCO S.A. (an Argentine corporation) and its subsidiaries as of September 30, 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the nine-month period then ended, all expressed in Argentine pesos as described in Note 2.2. to the consolidated financial statements.  These consolidated financial statements and the Summary of Events for the nine-month periods ended September 30, 2002, 2001, 2000, 1999 and 1998 are the responsibility of the Company’s management.

            The consolidated financial statements of Disco S.A. as of September 30, 2001, presented for comparative purposes, have been reviewed by Pistrelli, Díaz y Asociados Sociedad Civil, as a member firm of Andersen.  Such limited review ended in an unqualified report dated November 12, 2001.

            We conducted our review in accordance with standards established by the Argentine Federation of Professional Councils in Economic Sciences.  A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

            As described in Note 9 to the accompanying financial statements, during the year, a deep change has been implemented in the economic model of the country as well as in the Convertibility Law that was in place since March 1991.  The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, have been (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) the default in the payment of public external debt; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad for financial loan principal service and dividend distributions without prior authorization from the Central Bank; (e) an increase in domestic prices; and (f) significant pressure to accelerate payments to suppliers.  The future development of the economic crisis may require further measures from the Argentine Federal Government.  The accompanying financial statements should be read taking into account the issues mentioned above.

            Based on our review, we are not aware of any material modification that should be made to the consolidated financial statements mentioned in the first paragraph, for them to be in conformity with Argentine Business Associations Law, applicable rules of the National Securities Commission (CNV) and accounting principles generally accepted in Argentina.

            Our review has been made primarily for the purpose stated above.  The “Summary of Events for the nine-month periods ended September 30, 2002, 2001, 2000, 1999 and 1998” is presented only for purposes of supplementary analysis and is not a required part of the basic financial statements.  This information, except for the portion marked “Not covered by the review report of independent public accountants”, has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statementsas of September 30, 2002 andthe limited review performed by Pistrelli, Díaz y Asociados Sociedad Civilas of September 30,2001, 2000, 1999 and 1998.  Based on our review, we are not aware of any material modifications that should be made to such data.

            The information contained in Note 10 to the accompanying consolidated financial statements of DISCO S.A. is not required by generally accepted accounting principles in Argentina.  DISCO S.A.’s Management presents in the referred note the main differences between generally accepted accounting principles applied by DISCO S.A. in the preparation of its consolidated financial statements and generally accepted accounting principles in the United States of America.

Buenos Aires,            PISTRELLI, DIAZ Y ASOCIADOS S.R.L.

      November 11, 2002

            KAREN GRIGORIAN

           Partner

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001

(stated in thousands of Argentine pesos)

Unaudited

	2002	2001
CURRENT ASSETS
Cash on hand and in banks	26,062	74,951
Investments (Exhibit C)	1,851	-
Trade receivables (Note 3.a)	88,216	105,584
Other receivables (Note 3.b)	44,953	67,071
Inventories (Note 3.c)	258,910	411,063
	--------------	---------------
Total current assets	419,992	658,669
	--------------	---------------
NONCURRENT ASSETS
Other receivables (Note 3.b)	26,783	52,266
Investments (Exhibit C)	11,509	21,973
Fixed assets (Exhibit A)	1,513,545	2,063,247
Intangible assets (Exhibit B)	498,768	775,477
	--------------	---------------
Total noncurrent assets	2,050,605	2,912,963
	--------------	---------------
Total assets	2,470,597	3,571,632
	========	========
CURRENT LIABILITIES
Trade payables (Note 3.d)	265,184	614,999
Loans (Note 3.e)	585,892	663,800
Payroll and social security taxes	29,338	69,176
Taxes payable	18,324	43,332
Other payables (Note 3.f)	157,960	34,856
	--------------	---------------
Total current liabilities	1,056,698	1,426,163
	--------------	---------------
NONCURRENT LIABILITIES
Loans (Note 3.e)	996,424	830,487
Taxes payable	2,228	24,361
Other payables (Note 3.f)	36,855	296,668
Accruals (Exhibit E)	12,852	29,788
	--------------	---------------
Total noncurrent liabilities	1,048,359	1,181,304
	--------------	---------------
Total liabilities	2,105,057	2,607,467

SHAREHOLDERS' EQUITY(per related statement)	365,540	964,165
	--------------	---------------
Total liabilities and shareholders' equity	2,470,597	3,571,632
	========	========

The accompanying Notes 1 through 10 and Exhibits A, B, C, E, F, G and H are an integral part of these statements.

JOSE SANCHEZ

                    Acting Chairperson

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(stated in thousands of Argentine pesos)

Unaudited

	2002	2001

NET SALES (Note 3.g)	2,147,319	3,164,206

COST OF SALES (Exhibit F)	(1,461,109)	(2,038,572)
	---------------	---------------
Gross profit	686,210	1,125,634

ADMINISTRATIVE EXPENSES (Exhibit H)	(60,459)	(83,342)

SELLING EXPENSES (Exhibit H)	(467,087)	(753,860)

DEPRECIATION AND AMORTIZATION	(150,723)	(158,520)

LOSS FROM EQUITY INVESTMENT	(486)	(1,229)

OTHER INCOME (Note 3.h)	8,808	23,610
	---------------	---------------
Operating income	16,263	152,293

FIXED AND INTANGIBLE ASSETS IMPAIRMENT (Notes 2.4.d) and e)	(711,726)	-

FINANCIAL EXPENSE - net (Note 3.i)	(1,029,592)	(160,010)
	---------------	---------------
Loss before taxes on minimum presumed income and bank debits/credits	(1,725,055)	(7,717)

TAXES ON MINIMUM PRESUMED INCOME AND BANK DEBITS/CREDITS (Note 2.4.i)	(35,260)	(20,783)
	---------------	---------------
Net loss	(1,760,315)	(28,500)
	========	=======

The accompanying Notes 1 through 10 and Exhibits A, B, C, E, F, G and H are an integral part of these statements.

JOSE SANCHEZ

                    Acting Chairperson

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(stated in thousands of Argentine pesos)

Unaudited

	Owners´ contributions
	Subscribed capital		Premium on
	Shares issued Par value	Adjustment to capital	shares issued	Capital contributions

Balance at beginning of period	79,539	96,789	546,777	110,560

Irrevocable contributions	-	-	-	1,166,886 (1)

Resolution of the special shareholders’ meeting on:

- June 20, 2002	103,950	13,191	773,843	(890,984)

- September 27, 2002	52,671	-	333,791	(386,462)
	------------	----------	--------------	------------
Balance at end of period	236,160	109,980	1,654,411	-
	=======	======	========	=======

	Retained earnings		Total
	Legal reserve	Unappropriated earnings	2002	2001

Balance at beginning of period	11,454	113,850	958,969	900,934

Irrevocable contributions	-	-	1,166,886	110,560

Cash dividends	-	-	-	(17,690)

Reversal of appraisal revaluation	-	-	-	(1,139)

Net loss for the period	-	(1,760,315)	(1,760,315)	(28,500)
	----------	-------------	-------------	-----------
Balance at end of period	11,454	(1,646,465)	365,540	964,165
	======	========	========	=======

(1)   Approved by the Board of Directors on May 15, August 27, August 30 and September 20, 2002.

The accompanying Notes 1 through 10 and Exhibits A, B, C, E, F, G and H are an integral part of these statements.

JOSE SANCHEZ

                    Acting Chairperson

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(stated in thousands of Argentine pesos)

Unaudited

	2002	2001

Cash and cash equivalents at end of period	26,062	74,951
Cash and cash equivalents at beginning of period	(113,519)	(84,302)
	--------------------	---------------
Changes in cash and cash equivalents	(87,457)	(9,351)
	============	=========
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
Operating Activities:
Net loss for the period	(1,760,315)	(28,500)

Adjustments to reconcile net loss for the period to net cash (used in) provided by operations:

Depreciation and amortization of fixed and intangible assets	150,723	158,520
Deferred charge amortization	923	923
Impairment of fixed and intangible assets	711,726	-
Exchange difference and interests on loans	919,057	24,118
Net book value of retired fixed assets	2,323	23,319
Net monetary gain	(549,990)	-
Loss from equity investments	486	1,229
Changes in assets and liabilities
Changes in receivables	7,577	(2,874)
Changes in inventories	153,886	(5,227)
Changes in account payables	27,622	(160,509)
Changes in accruals	(615)	(4,643)
	--------------------	---------------
Total adjustments	1,423,718	34,856
	--------------------	---------------
Net cash flows (used in) provided by operating activities	(336,597)	6,356
	--------------------	---------------
Investing Activities:
Acquisition of fixed assets	(42,045)	(173,198)
Increase in intangible assets	(11,438)	(11,810)
Capital contributions in controlled companies	-	(177)
Decrease in other current liabilities for acquisition of fixed assets	(1,247)	(91,263)
Acquisitionof businesses	-	(1,658)
Sale of fixed assets	-	22,906
Changes in investments	-	(14,006)
	--------------------	---------------
Net cash used in investing activities	(54,730)	(269,206)
	--------------------	---------------
Financing Activities:
Changes in loans	(65,879)	189,981
Capital contributions (1)	400,260	110,560
Changes in other noncurrent liabilities for acquisition of fixed assets	(6,043)	515
Settlement of debt for acquisition of businesses	(7,801)	(29,867)
Dividends paid	-	(17,690)
	--------------------	---------------
Net cash provided by financing activities	320,537	253,499
	--------------------	---------------
Monetary loss generated by cash	(16,667)	-
	--------------------	---------------
Net decrease in cash and cash equivalents	(87,457)	(9,351)
	============	=========

(1)   In 2002 net of 766,626 of capitalized loans.

The accompanying Notes 1 to 10 and Exhibits A, B, C, E, F, G and H are an integral part of these statements.

JOSE SANCHEZ

                    Acting Chairperson

DISCO S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(stated in thousands of Argentine pesos)

Unaudited

1.                CONTROLLING INTEREST AND ACTIVITIES OF THE COMPANY

DISCO S.A. (together with its subsidiaries, “the Company”) is a corporation (“sociedad anónima”) organized under the laws of the Republic of Argentina; its principal shareholders are Royal Ahold (supermarket company domiciled in Zaandam, Netherlands), Disco Ahold International Holdings N.V. (DAIH) (a company domiciled in the Netherlands Antilles) and Ahold Latin America, holding 44.0%, 39.5% and 16.4% of the Company’s shares, respectively.  The Company inaugurated its first store in 1961 and is one of the leading food retailers in Argentina.

Between July and August, 2002 the Ahold Group acquired every issued share of DAIH that was previously owned by the Velox Group, and accordingly obtained a direct and indirect 100% share in such company.

As of September 30, 2002, the Company operates 236 supermarkets under the Disco, Super Vea, Plaza Vea and Minisol labels; 80 stores are located in metropolitan and greater Buenos Aires, 14 in the summer resort area, 46 in the Cuyo region, 82 in the Córdoba region and 14 in the Northwestern region.

2.    BASIS OF PRESENTATION

1.          Purpose of the consolidated financial statements

These consolidated financial statements have been prepared to be filed with the Securities and Exchange Commission of the United States of America (the “SEC”).  The accounting practices used by the Company in preparing the consolidated financial statements conform with accounting principles generally accepted in Argentina (“Argentine GAAP”) but do not conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”).  A description of the main differences between Argentine GAAP and U.S. GAAP is set forth in Note 10.  The effect of differences on the Company’s consolidated net loss and shareholder’s equity is quantified and included in the December 31 (year-end) consolidated statements.

The accompanying consolidated financial statements, in the opinion of management, reflect all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the nine-month periods ended September 30, 2002 and 2001, presented according to Argentine GAAP.

The preparation of financial statements in conformity with both Argentine and U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Subsequent resolution of some matters could differ from those estimates.

2.          Restatement to constant Argentine pesos

The consolidated financial statements fully reflect the effect of changes in the purchasing power of currency by applying the method for restatement to constant pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), by the use of adjusting coefficients derived from Internal Wholesale Prices Index (IWPI) published by the National Institute on Statistics and Census, and in conformity with the requirements of General Resolution No. 415/95 of the CNV.

In accordance with the above-mentioned method, accounting figures fully reflect the effect of changes in the purchasing power of currency through August 31, 1995.  Since then through December 31, 2001, the Company discontinued application of the restatement method, in conformity with the requirements of General Resolution No. 272/95 of the CNV.  This criteria has been accepted by the professional accounting standards.

General Resolution No. 415/95 of the CNV restarted the application of the restatement method effective January 1, 2002, establishing that accounting figures restated through August 31, 1995, as well as accounting figures originated after such date, are deemed to be restated through December 31, 2001.

The applicable index for restatement of financial statements increased 121% in the period January-September 2002.  All balances as of September 30, 2001 presented for comparative purposes, have been restated to recognize the effects of variations in the purchasing power of currency for the period January through September 2002.

3.          Presentation of consolidated financial statements and consolidated companies

Disco S.A. (the controlling Company) has consolidated its financial statements with the financial statements as of September 30, 2002 and 2001 of its wholly-owned subsidiaries Ekono S.A., Invor S.A., Pacuy S.A., Corminas S.A., Minimercados Internacionales S.A. and Virtual Market S.A. (and their respective subsidiaries), which were prepared following accounting methods similar to the ones used by Disco.

All significant intercompany transactions and balances have been eliminated in consolidation.

In accordance with Argentine GAAP and current Argentine Legislation, the presentation of the parent company’s individual financial statements is mandatory.  Consolidated financial statements are to be included as supplementary information to the individual financial statements.  For the purpose of this filing, individual financial statements have been omitted, since they are not required for SEC reporting purposes.

Starting the last quarter of 2001, the Company has decided to consolidate certain controlled companies that in prior years were excluded from consolidation because of their immateriality, giving retroactive effect to the financial statements as of September 30, 2001, presented for comparative purposes.

4.          Accounting principles used

The accounting principles used in the preparation of these consolidated financial statements are as follows:

a)   Cash, receivables and payables:

-                      In local currency: at nominal value.

-                      In foreign currency:  converted at the exchange rates in effect at each period-end applicable to the settlement of these transactions.  Details of each caption are set forth in Exhibit G.

Exchange differences have been credited/charged to current income in each period.

National and provincial government bonds existing as of period-end were valued at 100% of their nominal value, as they will be used to settle trade and tax payables at such value.

Receivables and payables include accrued interest as of each period-end.  Imputed interest, when material, has been segregated from the respective balance sheet and income statement captions.

b)   Inventories: stated at the replacement cost, which is lower than net realizable value at each period-end.

c)   Investments:

-                      Unconsolidated subsidiary:  as detailed in Exhibit C, this investment represents a subsidiary, which has been accounted for by the equity method.  The valuation by the equity method in this company was calculated on the basis of the financial statements as of September 30, 2002 and 2001, which were prepared following accounting methods similar to the ones used by the Company.  Intercompany transactions and balances have been eliminated for valuation purposes.

-                      Buildings:  valued at restated cost.

-                      Bonds and tax certificates: valued at cost plus accrued interest, net of the related accrual.

The value of noncurrent investments does not exceed their recoverable value.

d)   Fixed assets:

At their acquisition cost.  All fixed assets were restated in constant Argentine pesos as explained in Note 2.2. “Restatement to constant Argentine pesos” and are presented net of related accumulated depreciation, calculated using the straight-line method over the estimated useful lives of the related assets.

Estimated useful lives are as follows:

Buildings	35 years
Buildings on leased property	35 years (*)
Facilities	10 years
Machinery and equipment	10 years
Furniture and fixtures	5 years
Motor vehicles	5 years
Mobile equipment	2 years

(*)   Buildings on leased property are depreciated over the estimated useful lives of the assets based on the Company’s renewal experience with the respective leases.

As further explained in Note 2.2., during 2002 the Company applied restatement accounting to its fixed assets, and has decided that certain fixed assets are impaired, based on a discounted estimated cash flow over their remaining life.  Accordingly, an impairment charge for 450,112 was recognized, and is shown as a deduction from fixed assets.  The related loss is included in Fixed and Intangible Assets Impairment in the Consolidated Statement of Operations.

The carrying amount of fixed assets (after computing impairment) does not exceed the recoverable value through future operations.

e)   Intangible assets:

-                      Goodwill represents the excess of acquisition cost over the fair value of identifiable assets and liabilities of investments in subsidiaries and other companies at the acquisition date.  This excess is being amortized on a straight-line basis over a period of 35 years and is presented net of the related accumulated amortization.

As further explained in Note 2.2., during 2002 the Company applied restatement accounting to its intangible assets, and has decided that certain goodwill amounts were impaired, based on a discounted estimated cash flow of the related business units.  Accordingly, an impairment charge for 261,614 was recognized, and is shown as a deduction from intangible assets.  The related loss was included in Fixed and Intangible Assets Impairment in the Consolidated Statement of Operations.

-                      Deferred charges include fees and expenses associated with the corporate bonds that were valued at restated cost, less the related accumulated amortization calculated in proportion to the number of months determined for the deferral (60 months for charges allocable to the first tranche and 120 months for charges allocable to the second tranche) (see Note 8).

-                      Software is stated at restated cost of purchase and/or development, less the related accumulated amortization.  It is amortized over a period of three years.

f)   Allowances / accruals:

-                      For doubtful accounts: the allowance was recorded based on the individual analysis of the recoverability of all receivables.

-                      For contingencies: contingent situations that represent probable liabilities for the Company have been accrued.  The opinion of the Company’s legal counsel has been taken into consideration to determine the likelihood of occurrence and calculate the amount to be accrued.

g)   Shareholders’ equity accounts have been restated in constant Argentine pesos as explained in Note 2.2. “Restatement to constant Argentine pesos”, except for “Subscribed capital – Shares issued”, which has been maintained at its original value.  The adjustment required to restate to constant Argentine pesos has been disclosed in the “Adjustment to capital” account.

h)   Income statement accounts:

-                      Income and expenses are recorded as earned/incurred and are restated as mentioned in Note 2.2.

-                      Charges for consumption of nonmonetary assets have been computed based on the restated amounts of such assets.

-                      Loss from equity investment has been computed based on the income statements of the respective company.

-                      Cost of sales is based on each month’s restated replacement cost.  Holding loss is disclosed under Financial expense – net.

-                      The effect of inflation on monetary assets and liabilities represents a period gain/(loss) which is disclosed under Financial expense – net.

i)   Taxes on income, minimum presumed income, and bank debits/credits:

The Company calculates income taxes at the current rate of 35% based on the taxable income for the year, without taking into consideration the effect of temporary differences between book and taxable income.  Moreover, the Company calculates tax on minimum presumed income (TOMPI) based on taxable assets at a 1% rate.  This tax is complementary to the income tax.  The Company is liable for the greater of the two taxes.  If TOMPI exceeds income tax in any fiscal year, such excess can be applied as a prepayment for any future excess of income tax over TOMPI in any of the following 10 years.

TOMPI for the period ended September 30, 2002, was higher than income tax.  The amount of 21,881 resulting for such excess was recorded under “Other noncurrent receivables”.  The Company’s management believes that this tax credit will be recovered before its expiration (10 years).  The Company will continue evaluating the evolution of operations, assumptions made and the macroeconomic variables of the country and, accordingly, the recoverability of such tax credit.

On March 30, 2001, Federal Executive Decree No. 380/2002 became effective, regulating the Competitiveness Law that among other things created a tax on bank credits and debits.  For the periods ended September 30, 2002 and 2001, the amount included in the Statement of Operations for the checking account tax was 26,800 and 17,486, respectively.

3.    DETAIL OF MAJOR ACCOUNTS

The following is a detail of the most significant balance sheet and income statement accounts:

2002	2001

a)   Trade receivables:

Credit cards	40,308	74,444
National and provincial government bonds	25,752	-
Discocard	-	7,531
Purchase tickets	10,534	18,397
Checks	1,261	8,803
Receivables for sale of meat subproducts	3,653	-
Other	11,034	6,220
	-----------	-----------
	92,542	115,395

Allowance for doubtful accounts (Exhibit E)	(4,326)	(9,811)
	-----------	-----------
	88,216	105,584
	======	======

Current		Noncurrent
2002	2001	2002	2001

b)   Other receivables:

Related parties (Note 4)	14,768	10,034	-	2
Prepaid expenses	4,150	8,343	517	783
Prepaid taxes	8,931	22,784	150	5,623
Tax on minimum presumed income	-	-	21,881	35,473
Service receivables	2,320	6,574	127	613
Personnel loans	1,477	3,819	-	-
Prepaid insurance premiums	1,778	3,381	-	-
Prepaid rent	1,531	1,773	3,250	8,142
Guarantee deposits	618	1,504	476	821
Insurance claim receivables	5,769	1,024	-	-
Other	3,611	7,835	382	809
	-----------	-----------	------------	------------
	44,953	67,071	26,783	52,266
	======	======	======	======

2002	2001

c)          Inventories:

Merchandise	258,770	404,365
Merchandise in transit	140	6,698
	------------	------------
	258,910	411,063
	=======	=======

d)   Trade payables:

Local vendors	264,964	604,823
Foreign trade accounts payable	220	10,176
	------------	------------
	265,184	614,999
	=======	=======

Current		Noncurrent
2002	2001	2002	2001

e)   Loans:

Corporate Bonds (Note 8)	421,424	28,038	935,000	773,920
Issue discount	-	-	(931)	(2,450)
Financial institutions	28,520	523,316	61,439 (2)	55,946
Related parties (Note 4)	135,521	111,334	-	-
Collateralized(1)	427	1,112	916	3,071
	------------	-----------	--------------	------------
	585,892	663,800	996,424	830,487
	=======	======	=======	======

(1)   The collateralized loans includemortgage loans payable with annual interest rates of 6% and maturity dates through May 2006.  Installments are payable on a monthly basis.  The mortgages payable are secured by first mortgages on land and buildings as of September 30, 2002 as detailed below:

Property location	Net book value	Amount of debt

3,925 Las Heras, Buenos Aires City	3,169	660

1,654 Bouchardo, Córdoba City	3,226	683
	---------	---------
	6,395	1,343
	=====	=====

(2)      These loans have no guarantees, are denominated in US dollars and accrue interest at 3-6% per year.

Current		Noncurrent
2002	2001	2002	2001

f)    Other payables:

Purchases of fixed assets(1)	14,207	27,439	6,757	18,180
Purchases of businesses (2)	142,144	4,058	29,383	276,809
Related parties (Note 4)	131	198	-	-
Others	1,478	3,161	715	1,679
	----------	---------	----------	------------
	157,960	34,856	36,855	296,668
	======	======	======	======

(1)      Includes 3,407 (2002) and 8,234 (2001) secured by a first mortgage on the acquired properties, located in the Buenos Aires province.  The net book value of the land and buildings mortgaged as of September 30, 2002 amounts to 24,150.

(2)      These liabilities have been de-dollarized at an exchange rate of 1 peso per dollar, in accordance with the Decree 214/02 as described in Note 9.c) and indexed by the “benchmark stabilization coefficient” (CER) published by the Central Bank of Argentina.

Income (Loss)
2002	2001

g)   Net sales:

Gross sales	2,224,787	3,254,441
Direct taxes	(77,468)	(90,235)
	---------------	---------------
	2,147,319	3,164,206
	=========	========

h)   Other income:

Rental income	3,709	8,354
Commission income	1,665	6,198
Other	3,434	9,058
	-------------	-------------
	8,808	23,610
	=======	=======

i)          Financial expense-net:

Generated by assets:
- Inventories holding loss	(302,129)	-
- Interest	12,010	6,372
- Exchange gain	10,118	-
- Monetary loss	(222,627)	-
	---------------	---------------
	(502,628)	6,372
	---------------	---------------
Generated by liabilities:
- Interest (1)	(171,218)	(117,541)
- CER	(92,369)	-
- Imputed interest (2)	(23,343)	(41,007)
- Tax on business financing	(12,044)	(7,834)
- Exchange loss	(1,000,607)	-
- Monetary gain	772,617	-
	--------------	-------------
	(526,964)	(166,382)
	--------------	-------------
	(1,029,592)	(160,010)
	========	=======

(1)     Includes deferred charge amortization of 923 in 2002 and 2001.

(2)     Includes 6,880 (2002) and 8,558 (2001) of the debt for the acquisition of Ekono.

4.                BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances as of September 30, 2002 and 2001 and gains (losses) on transactions with related parties during the six-month periods then ended are as follows:

	2002				2001
	Disco Ahold	Ahold Group	Santa Isabel	Total	Total

Other current receivables (Note 3.b)	-	1,619	13,149	14,768	10,034

Loans (Note 3.e)	75,152	60,369	-	135,521	111,334

Other current payables (Note 3.f)	131	-	-	131	198

Income (expense) on transactions:

Interest	(2,751)	(24,355)	379	(26,727)	(3,679)

5.                COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain parcels of land where buildings have been constructed and/or remodeled to permit the Company to conduct its operations.  The terms of such leases range up to 10 years and contain in most cases renewal options for an additional period, with expiration dates, including options, through 2021.  Management expects that in the normal course of business the leases will be renewed.  The property lease payments are generally the greater of a minimum rental or a percentage of sales.

6.                DISCLOSURE OF INVESTMENTS, RECEIVABLES AND LIABILITIES AS OF SEPTEMBER 30, 2002

Maturity	Investments	Receivables	Loans	Other payables (1)

Without maturity date (2)	-	30,962	-	-
	-----------	-----------	--------------	-----------

With maturity date

- Past due:
· Less than three months	-	-	529	1,672
· Less than six months	-	964	-	343
· Less than nine months	-	-	-	549
	-----------	-----------	--------------	-----------
	-	964	529	2,564
- Due in:
· 4 thqtr. 2002	101	121,665	59,503	336,590
· 1 stqtr. 2003	1,750	2,276	3,397	970
· 2 ndqtr. 2003	-	901	519,483	128,403
· 3 rdqtr. 2003	-	2,758	2,980	2,279
· 4 thqtr. 2003 through 3rd.2004	1,750	3,092	17,867	6,513
· 4 thqtr. 2003 through 3rd.2005	1,750	291	15,998	30,046
· 4 thqtr. 2003 through 3rd.2006	1,750	145	15,857	564
· 4 thqtr. 2003 through 3rd.2007	-	236	6,306	449
· 4 thqtr. 2007 and thereafter	-	988	940,396	1,511
	-----------	-----------	--------------	-----------
Total not past due	7,101	132,352	1,581,787	507,325
	-----------	-----------	--------------	-----------
Total with maturity date	7,101	133,316	1,582,316	509,889
	-----------	-----------	--------------	-----------
- Allowance for doubtful accounts (Exhibit E)	-	(4,326)	-	-
	-----------	-----------	--------------	-----------
Total	7,101	159,952	1,582,316	509,889
	======	======	=======	======

- % that accrues interest at fixed interest rate	29%	9%	93%	83%

- % that accrues interest at variable rate interest rate	71%	-	7%	2%

- Average interest rate	9%	10%	9%	22%

(1)   Includes total liabilities other than loans and accruals.

(2)   Tax credits.

7.                BUSINESS ACQUISITIONS

a)          Angulo Hermanos S.A.:

In October 1997 the Company acquired 100% of Angulo Hermanos S.A.

Amounts owed as of September 30, 2002 (approximately 11.6 million of Argentine pesos) are shown under other current payables and were settled in October, 2002.

b)          Supamer S.A.:

In April 1999 the Company acquired 100% of the subscribed and paid-in capital as well as all of the irrevocable capital contributions of Supamer S.A.

Payment terms and conditions agreed upon for amounts owed were as follows:

-     7,7 million of Argentine pesos due, without interest, in April 2003;

-     29,4 million of Argentine pesos due in April 2005.  This balance accrues interest at an annual 5% rate.

c)          Supermercados Ekono S.A.:

In May 2000 the Company acquired Supermercados Ekono S.A. from its prior owner, a Chilean company called D&S S.A. Amounts owed (118.9 million of Argentine pesos) will be paid in May 2003.  This debt, net of imputed interest, is presented as other current payables.

In connection with the acquisition of Supermercados Ekono S.A., the sellers must indemnify and hold the Company harmless from and against any costs or damages that may arise from any unrecorded liability or obligation of any kind originated before the acquisition date.

All acquisitions have been accounted for using the purchase method.

8.    ISSUE OF CORPORATE BONDS

In May 1998 the net proceeds of unsecured non-convertible Corporate Bonds totaling US$ 350 million were received (net of discounts and issue fees).  The main features of these Corporate Bonds are:

a)   First tranche for a total US$ 100 million aggregate principal amount.

Interest is accrued at a 9.125% nominal annual rate and is due in US dollars on May 15 and November 15 of each year.

The principal will be payable in one single installment in US dollars on May 15, 2003.

The issue price was 99.939% of face value, and the fee was 0.75%.

b)          Second tranche for a total US$ 250 million aggregate principal amount.

Interest is accrued at a 9.875% nominal annual rate and is due in US dollars on May 15 and November 15 of each year.

Principal will be payable in one single installment in US dollars on May 15, 2008.  However, at the Company’s option, the second-tranche Corporate Bonds may be redeemed in full or in part at any time after May 15, 2003, at certain specified premiums declining to par after May 15, 2006.

The issue price was 99.342% of face value, and the fee was 1%.

The main terms and conditions of the Corporate Bonds are as follows:

1)   Current and future tax considerations:  The Company will pay the appropriate principal and interest amounts without any deduction for withholding that already exists or might exist in the future.

2)   Certain covenants:  The indenture (under which the issue was made) imposes certain restrictions on the Company and its subsidiaries, which limit the ability to incur indebtedness additional to permitted indebtedness (which is subject to the level of certain financial ratios and the accomplishment of certain conditions), make restricted payments (including dividends), dispose of certain assets, encumber assets, perform certain transactions with affiliates, take over or merge with and into any other person, or transfer all or a substantial portion of its assets and property.

3)          Permitted indebtedness:  Irrespective of what is mentioned in 2) above, the Company is permitted to incur:  a) financial indebtedness (in addition to the Corporate Bonds) for up to US$ 150 million; b) any other indebtedness (excluding indebtedness incurred to purchase inventories or obtained in the normal course of business) for up to US$ 50 million.  As of the date of these financial statements, the Company’s indebtedness is below the permitted amount.

4)   Events of default and effects on the Company:  The indenture provides for the following cases of default, among others:  nonpayment of Corporate Bond principal or interest, nonperformance or violation of any commitment or guarantee included in the indenture, or noncompliance with other obligations.  Should any event of default occur or continue, the trustee or the creditors under the indenture specifications may, at their option, render the principal and accrued interest immediately due and payable.

5)          Change of control:  Upon the occurrence of a Change of Control (as defined in the indenture), each holder of Corporate Bonds will have the right to require the Company to purchase all of such holder’s Corporate Bonds at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of repurchase.

9.                EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER MODIFICATIONS OF THE ECONOMIC MODEL

Since early December 2001, the Argentine authorities have implemented a number of monetary and exchange control measures that mainly included restrictions on the free dispositions of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade.  Subsequently, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991.  The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

The Government established a dual exchange system: the “official” exchange system, mainly for exports, certain imports, and bank debts, and the “freely floating” exchange market for all other transactions, with a ARS 1.4 to US$ 1 exchange rate for transactions conducted through the “official” market.  The exchange rate of the “free” market that, as of the close of business of the first day after the exchange market, which had been suspended since December 23, 2001 and reopened on January 11, 2002, was between ARS 1.60 and ARS 1.70 to US$ 1 (bid price).

Other regulations were issued subsequently, further amending the new rules and regulations in effect.  The main aspects as of today are summarized below:

a)          consolidation of the exchange markets into a “free” market for settling foreign trade transactions and financial transactions with prior authorization of the BCRA.  As of the date of these financial statements, dollars in such market traded at 3.74 pesos per dollar (bid price);

b)   de-dollarization of deposits in US dollars with Argentine banks at the ARS 1.40=US$ 1 rate and of all US dollar-denominated obligations assumed as of January 6, 2002 in Argentina at a ARS 1=US$ 1 rate;

c)   de-dollarization of all private agreements dated before January 6, 2002 at a ARS 1=US$ 1 rate and subsequent adjustment by the benchmark stabilization coefficient (“CER”);

d)   prior authorization by the BCRA of cash transfers abroad to settle loan principal and distribute dividends;

e)          suspension of unjustified dismissals; should any such dismissals occur, they will carry the penalty of having to pay double the termination pay provided by current labor legislation.

As provided in the Public Emergency and Exchange System Reform Law mentioned above, the loss resulting from applying the new exchange rate (approximately 380,000) to the net position of assets and liabilities in foreign currency as of January 6, 2002 will be deductible for income tax purposes at the rate of 20% per year over the five fiscal years ending after the Law’s effective date.

These financial statements contemplate the effects derived from the new economic and exchange measures, known as of their issue date.  All management estimates were made in accordance with such measures.  The effects of additional measures to be implemented by the Government will be accounted for at the time the Company’s management becomes aware of them.

Royal Ahold has stated its intention to continue with reasonable efforts to provide the Company, should it be necessary, with the appropriate level of financial support.  The Company’s Board of Directors believes that as result of the steps taken, it will be possible to maintain the normal course of business.

10.                ADDITIONAL DISCLOSURES FOR U.S. GAAP PURPOSES AND SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN U.S. GAAP AND ARGENTINE GAAP

a)         Additional disclosures

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments consisting of certificates of deposit with original maturity of three months or less and other cash on demand accounts as cash equivalents.

In the statements of cash flows, cash and cash equivalents are comprised of cash on hand and in banks and term deposits included in current investments.

Financial instruments with off-balance sheet risk and concentration of credit risk

The Company has not used derivative financial instruments to manage its exposure to fluctuations in foreign currencies or interest rates and, accordingly, has not entered into transactions that would create off-balance sheet risk associated with such instruments.

The Company’s trade receivables consist mostly of credit card and grocery purchase ticket receivables, most of which are attributable to two major credit card companies.  Based upon the financial stability and credit standing of the credit card companies, the Company believes the credit risk related to trade receivable balances is low.

The receivables for grocery purchase tickets are receivables from the companies that issue such tickets.  Such companies sell these tickets to companies that, in turn, give them to their employees as part of their compensation.  These tickets are used by the employees to purchase food and other products that are typically sold at supermarkets.  The Company receives such tickets as payment for the purchases made by its customers and then obtains cash by submitting them to the companies issuing these tickets.

Commitments and contingencies – Leases

Future minimum rental payments required under leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

Land

2002	4,970
2003	19,564
2004	18,833
2005	17,431
2006	15,523
Thereafter	44,919
------------
Total	121,240
=======

Commitments and contingencies - Litigation

The Company is involved in various legal proceedings.  In the opinion of management and the Company’s legal counsel, although the outcome of any litigation cannot be predicted with certainty, the ultimate liability of the Company in connection with pending litigation will not have a material adverse effect on the Company’s financial statements.

b)         Description of differences between Argentine GAAP and U.S. GAAP

1.    Restatement of financial statements for general price level changes

As explained in Note 2.2., the consolidated financial statements fully reflect the effect of changes in the purchasing power of currency by applying the method for restatement to constant pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), by the use of adjusting coefficients derived from Internal Wholesale Prices Index (IWPI) published by the National Institute on Statistics and Census, and in conformity with the requirements of General Resolution No. 415/95 of the CNV.

Under U.S. GAAP, general price level adjustments in non-U.S. dollar financial statements are not made when there are low levels of inflation. However, pursuant to Securities and Exchange Commission rules, the adjustments that are required by Argentine GAAP need not be included in the reconciliation to U.S. GAAP by foreign registrants.

2.    Income tax

Under Argentine GAAP, it is acceptable to recognize income tax expense based only on the estimated current income tax liability generated by the current year’s taxable earnings.  When income and expense recognition for income tax purposes does not occur in the same year as income and expense recognition for financial reporting purposes, the resulting temporary differences do not need to be considered in the computation of income tax expense.

Under U.S. GAAP, income taxes are required to be accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”.  Under SFAS No. 109, deferred tax assets or liabilities are recognized for all temporary differences between the financial reporting and tax bases of assets and liabilities at each reporting date.

3.    Useful life of buildings on leased property

As discussed in Note 2.4.d) it is acceptable under Argentine GAAP to depreciate buildings on leased property based on the renewal experience with the leases, because there are legal restrictions in signing these lease contracts for more than 10 years.

The Company believes, based on its past experience and in conversations with the lessors during the renewal process, that the renewal option in its favor is implicit.  The Company also considers the probability of not renewing the lease agreement to be remote.

However, in accordance with a literal reading of SFAS No. 13 of U.S. GAAP, the Company is required to depreciate the buildings over the lease term (including renewal periods) or the useful life of the buildings, whichever is shorter.

4.    Goodwill

For U.S. GAAP purposes, the Company determined the fair value of the net assets of the acquired companies as of the acquisition date, which exceeded its Argentine GAAP value due to the effect of deferred taxes of the companies acquired.

Under SFAS No. 142, “Goodwill and Other Intangible Assets” goodwill is no longer subject to amortization over its estimated useful life, but rather it is subject to at least an annual assessment for impairment by applying a fair-value-based test.  Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

5.    Inventories

Under Argentine GAAP, inventories are valued at their current value, usually taking the last purchase made as an approximate current value.

Under U.S. GAAP inventories are valued at their historic purchase value and valued at lower of cost or market value.

c)  Future Impact of recently Issued Accounting Standards Not Yet in Effect

In June 2001 the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”.  The new standard will be effective for financial statements issued for fiscal years beginning after June 15, 2002, with early application encouraged.  The Company plans to adopt this new standard in fiscal year 2003.  SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees.  This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  The Company does not anticipate any impact of this SFAS.

In April 2002 the FASB issued SFAS No. 145, which rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”, to require that gains and losses from extinguishments of debt in all periods presented be classified as extraordinary items only if they meet the criteria of APB Opinion 30.  SFAS No. 145 also amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  The new standard will be effective for financial statements issued for fiscal years beginning after May 15, 2002 and lease transactions occurring after May 15, 2002, with early application encouraged.  The Company plans to adopt this new standard in 2003.  The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

JOSE SANCHEZ

                    Acting Chairperson

- 20 -       EXHIBIT A

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED DETAILS OF FIXED ASSETS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(stated in thousands of Argentine pesos)

UNAUDITED

	Original values and appraisals
Main account	At beginning of period	Increases	Decreases	Transfers	At end of period

Land and buildings (including buildings on leased property) (1)	1,562,742	4,514	(20,537)	1,552	1,548,271
Facilities	530,934	2,290	(5,503)	1,209	528,930
Machinery and equipment	355,567	660	(5,821)	166	350,572
Furniture and fixture	215,561	827	(3,776)	259	212,871
Motor vehicles	22,381	880	(1,068)	40	22,233
Mobile equipment	208,679	29,511	(2,422)	1,582	237,350
Construction in process	14,035	3,345	-	(3,102)	14,278
Prepayments to vendors	3,077	18	(55)	(1,706)	1,334
	--------------	-----------	------------	---------	--------------
Total 2002	2,912,976	42,045	(39,182) (2)	-	2,915,839
	========	=======	=======	======	========
Total 2001	2,746,124	175,287	(54,722)	-	2,866,689
	========	=======	=======	======	========

	Accumulated depreciation
Main account	At beginning of period	Increases	Decreases	At end of period	Impairment	Net amount

Land and buildings (including buildings on leased property)	196,131	23,102	(4,092)	215,141	-	1,333,130
Facilities	195,502	33,101	(1,388)	227,215	-	301,715
Machinery and equipment	129,829	19,283	(2,263)	146,849	-	203,723
Furniture and fixture	165,006	26,887	(2,696)	189,197	-	23,674
Motor vehicles	11,220	3,044	(811)	13,453	-	8,780
Mobile equipment	148,051	24,894	(1,588)	171,357	-	65,993
Construction in process	-	-	-	-	-	14,278
Prepayments to vendors	-	-	-	-	-	1,334
Impairment (Note 2.4.d)	-	-	-	-	(439,082)	(439,082)
	------------	------------	-----------	-------------	-------------	-------------
Total 2002	845,739	130,311	(12,838) (2)	963,212	(439,082)(3)	1,513,545
	=======	=======	======	=======	=======	=======
Total 2001	694,939	139,906	(31,403)	803,442	-	2,063,247
	=======	=======	======	=======	=======	=======

(1)     Mainly includes civil construction on third parties rented real properties.

(2)     Includes 24,021 for the book value of a store that was damaged in a fire, which has been reclassified, net of impairment, to Other receivables – Insurance claims receivable.

(3)     Net of 11,030 of impairment corresponding to the store mentioned in (2).

JOSE SANCHEZ

                    Acting Chairperson

EXHIBIT B

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED DETAILS OF INTANGIBLE ASSETS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(stated in thousands of Argentine pesos)

UNAUDITED

	Original value
Main account	At beginning of period	Increases	Decreasesand transfers	At end of period

Goodwill	827,817	745	(261,614) (3)	566,948

Deferred charges(1)	9,891	-	-	9,891

Software	2,105	1,022	9,853	12,980

Software under development	16,141	9,671	(9,853)	15,959

Other	3,339	-	-	3,339
	------------	-----------	----------	-----------
Total 2002	859,293	11,438	(261,614)	609,117
	=======	=======	======	=======
Total 2001	842,998	16,027	(1,548)	857,477
	=======	=======	======	=======

	Accumulated amortization
Main account	At beginning of period	Increases	Decreases	At end of period	Net amount

Goodwill	82,852	17,580	-	100,432	466,516

Deferred charges	4,484	923 (2)	-	5,407	4,484

Software	1,227	2,688	-	3,915	9,065

Software under development	-	-	-	-	15,959

Other	451	144	-	595	2,744
	----------	--------	--------	----------	-----------
Total 2002	89,014	21,335	-	110,349	498,768
	======	=====	=====	======	======
Total 2001	63,508	22,040	(1,548)	82,000	775,477
	======	=====	=====	======	======

(1)   Corresponds to fees and expenses associated with the issuance of the Corporate Bonds.

(2)   Charged to financial expense.

(3)   See note 2.4.e).

JOSE SANCHEZ

                    Acting Chairperson

EXHIBIT C

DISCO S.A. AND SUBSIDIARIES

UNCONSOLIDATED INVESTMENTS IN SUBSIDIARIES AND OTHER INVESTMENTS

AS OF SEPTEMBER 30, 2002 AND 2001

(stated in thousands of Argentine pesos)

UNAUDITED

	2002				2001
Denomination and issuers	Class	Face Value	Quantity	Book value	Book value

Current investments

Term deposit in foreign currency				101	-
Tax certificate bonds (1)				1,750	-
				----------	------
				1,851	-
				========	====
Noncurrent investments

Subsidiary

- Carnes Huinca	(2)	1	127,000	958	1,428

Government bonds (1)				3,750	11,056

Tax certificate bonds (1)				1,500	3,096

Buildings				5,303	6,393
				-------------	-------------
				11,509	21,973
				========	========

(1)   These bonds accrue interest, payable monthly, in accordance with the agreed-upon rate on its nominal value.  Decree 979/01 (August, 2001) stated that both the bond and the tax certificate may be used to settle tax liabilities at 25% per year, starting in 2003.

(2)   One vote per common share.

	Information on the issuer
			Latest financial statements			Percentage
Denomination and issuers	Main business	Period - end date	Capital stock	Loss for the period	Share- holders’ equity	interest in capital stock and votes

Noncurrent investments

Subsidiary

Carnes Huinca	Butchery	30/09/02	242	(972)	1,916	50

JOSE SANCHEZ

                    Acting Chairperson

EXHIBIT E

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED ALLOWANCES AND ACCRUALS

AS OF SEPTEMBER 30, 2002 AND 2001

(stated in thousands of Argentine pesos)

UNAUDITED

	At beginning of period	Additions (1)	Charge offs	At end of period

Deducted from assets:

Allowance for doubtful accounts

Total 2002	9,931	2,144	(7,749) (2)	4,326
	=====	=====	=====	=====
Total 2001	7,538	3,969	(1,696)	9,811
	=====	=====	=====	=====

Included in liabilities:

Accrual for contingencies

Total 2002	29,898	5,342	(22,388) (3)	12,852
	=====	=====	=====	=====
Total 2001	34,391	9,904	(14,507)	29,788
	=====	=====	=====	=====

(1)   Charged to administrative and selling expenses.

(2)   Net of 6,077 for monetary gain.

(3)   Net of 17,973 for monetary gain.

JOSE SANCHEZ

                    Acting Chairperson

EXHIBIT F

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COST OF SALES

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(stated in thousands of Argentine pesos)

UNAUDITED

	2002	2001

Inventory at beginning of period	412,795	406,168

Purchases	1,625,816	2,075,916

Holding loss	(302,129)	-

Imputed interest	(16,463)	(32,449)

Inventory at end of period	(258,910)	(411,063)
	--------------	--------------
Cost of sales	1,461,109	2,038,572
	========	========

JOSE SANCHEZ

                    Acting Chairperson

EXHIBIT G

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED ASSETS AND LIABILITIES IN FOREIGN CURRENCY

AS OF SEPTEMBER 30, 2002 AND 2001

(stated in thousands of Argentine pesos)

UNAUDITED

	2002				2001
Account	Foreign currency and amount in thousands of foreign currency		Exchange Rate	Book amount in thousands of pesos	Book amount in thousands of pesos

CURRENT ASSETS

Cash on hand and in banks	US$	1,988	3.64	7,236	-
Other current receivables-related parties	US$	4,057	3.64	14,768	-
				-----------	-----------
				22,004	-
				======	======
CURRENT LIABILITIES

Trade payables:
Foreign vendors	US$	59	3.74	220	10,176
Loans
Corporate Bonds	US$	112,680	3.74	421,424	28,038
Banks	US$	7,626	3.74	28,520	409,135
Related parties	US$	36,235	3.74	135,521	111,334
Other payables:
Purchases of fixed assets	US$	1,223	3.74	4,572	7,687
Acquisition of companies				-	4,060
Related parties	US$	35	3.74	131	-
				-----------	-----------
				590,388	570,430
				-----------	-----------

NONCURRENT LIABILITIES

Loans
Corporate Bonds	US$	250,000	3.74	935,000	773,920
Financial institutions	US$	16,428	3.74	61,439	55,946
Other payables:
Purchases of fixed assets	US$	799	3.74	2,987	11,655
Acquisition of companies				-	276,810
				--------------	--------------
				999,426	1,118,331
				--------------	--------------
				1,589,814	1,688,761
				========	========

JOSE SANCHEZ

                    Acting Chairperson

EXHIBIT H

DISCO S.A. AND SUBSIDIARIES

CONSOLIDATED DETAILS OF EXPENSES

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

(stated in thousands of Argentine pesos)

UNAUDITED

	2002			2001
Account	Administrative expenses	Selling expenses	Total	Total

Board of directors' and statutory audit committee fees	303	-	303	597
Fees and compensation for services	7,572	23,071	30,643	46,446
Payroll and social security taxes	34,018	200,025	234,043	385,834
Advertising	6,186	31,604	37,790	66,597
Taxes, charges and contributions	316	20,059	20,375	28,323
Power, gas and telephone	2,145	25,656	27,801	45,778
Commissions	22	12,470	12,492	19,240
Stationery, books and travel expenses	586	2,469	3,055	7,215
Hardware lease	2,014	14,842	16,856	19,399
Rent	842	22,465	23,307	42,880
Conservation, repairs and material usage	1,376	50,948	52,324	61,443
Store opening expenses	-	656	656	2,753
Insurance	584	7,619	8,203	12,394
Contingencies and doubtful accounts	17	7,469	7,486	13,873
Freight	122	16,368	16,490	25,398
Other	4,356	31,366	35,722	59,032
	----------	-----------	-----------	-----------
Total 2002	60,459	467,087	527,546
	======	=======	=======
Total 2001	83,342	753,860		837,202
	======	=======		=======

JOSE SANCHEZ

                    Acting Chairperson

DISCO S.A. AND SUBSIDIARIES

SUMMARY OF EVENTS FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2002, 2001, 2000, 1999 AND 1998

UNAUDITED

1.    Review of the Company’s business during the nine-month period ended September 30, 2002 (*):

(Stated in millions of Argentine pesos)

Presentation of financial information

The following analysis has been made considering the Company’s consolidated financial statements for the nine-month period ended September 30, 2002, compared with the same period of 2001.

In accordance with accounting standards, restatement must be made in accordance with the IWPI.  Management does not believe that such index adequately reflects the impact on the Company’s operations for the increase in the level of prices, distorting the comparative analysis with the same period of the prior year.

Net sales

Net sales decreased by 32.1% over the period under analysis with respect to the same period of the prior year, reaching 3,164.2 in 2001 and 2,147.3 in 2002.  The decrease in net sales over 2002 was mainly related to the Argentine economic crisis.

Cost of sales and gross profit

The margin as a percentage of sales decreased as a consequence of the economic crisis with respect to the first nine months of the prior year, reaching 35.6% in 2001 and 32.0% in 2002.

Administrative and selling expenses

In the January-September 2002 period, administrative and selling expenses reached 527.5, dropping 37% from 837.2 as compared to the same period of the prior year.  In terms of sales, administrative expenses represented 2.8% for the period under analysis as compared to 2.6% for the same period of the prior year.  Also in terms of sales, selling expenses represented 21.7% for the 2002 period, as compared to 23.8% in 2001.

Depreciation and amortization

Depreciation and amortization remained stable as compared with the same period of the previous year.

Operating income

As a percentage of net sales, operating income for the 2002 period reached 0.8% as compared to 4.8% in 2001.  This decrease resulted mainly from the drop in gross margin as a consequence of the Argentine crisis.

Financial expense

Net financial expense reached 1,029.6 (loss) in the period under analysis as compared to 160 (loss) in the same period for the prior year.  The increase resulted primarily from the effect of the Argentine peso devaluation that affected the Company’s debt in US dollars, and the application of CER on pesified debt, offset partially by the effect of restatement.

Tax on minimum presumed income and tax on bank debits/credits

The increase is mainly due to the tax on bank debits/credits.

Net loss

The Company’s net loss increased in the period under analysis with respect to that of 2001, reaching a loss of 1.760.3.

The loss for the period resulted mainly from financial expense due to the effects of devaluation of the Argentine peso in the beginning of 2002, and impairment.

2.                Consolidated balance sheet structures as of September 30, 2002, 2001, 2000, 1999 and 1998:

(stated in thousands of Argentine pesos)

	2002	2001	2000	1999	1998

Current Assets	419,992	658,669	629,317	522,458	389,870
Noncurrent Assets	2,050,605	2,912,963	2,741,786	2,236,528	1,550,208
	--------------	--------------	--------------	--------------	--------------
	2,470,597	3,571,632	3,371,103	2,758,986	1,940,078
	--------------	--------------	--------------	--------------	--------------

Current Liabilities	1,056,698	1,426,163	1,255,015	1,079,071	663,615
Noncurrent Liabilities	1,048,359	1,181,304	1,231,908	1,112,088	886,908
	--------------	--------------	--------------	--------------	--------------
	2,105,057	2,607,467	2,486,923	2,191,159	1,550,523

Shareholders’ Equity	365,540	964,165	884,180	567,827	389,555
	--------------	--------------	--------------	--------------	--------------
	2,470,597	3,571,632	3,371,103	2,758,986	1,940,078
	========	========	========	========	=======

3.                Consolidated income statement structures for the nine-month periods ended September 30, 2002, 2001, 2000, 1999 and 1998:

(stated in thousands of Argentine pesos)

	2002	2001	2000	1999	1998

Operating income	16,263	152,293	155,417	130,412	119,410
Impairment	(711,726)	-	-	-	-
Financial expense	(1,029,592)	(160,010)	(140,829)	(108,031)	(82,096)
	---------------	------------	------------	-----------	-----------
(Loss) Income before taxes	(1,725,055)	(7,717)	14,588	22,381	37,314
Taxes on Income, minimum presumed income and bank debits/credits	(35,260)	(20,783)	(11,739)	(12,208)	(13,753)
	---------------	------------	------------	-----------	-----------
Net (loss) income for the period	(1,760,315)	(28,500)	2,849	10,173	23,561
	=========	=======	=======	=======	=======

4.                Operational data for the nine-month periods ended September 30, 2002, 2001, 2000, 1999 and 1998 (*):

	2002	2001	2000	1999	1998

Number of supermarkets(1)	236	236	225	200	109
Number of supermarkets substantially remodeled or expanded	1	10	28	13	5

Operating information(2)
Total selling space(3)	299,814	290,849	266,899	219,873	148,890
Average selling space per supermarket(4)	1,264	1,211	1,181	1,170	1,358
Supermarket sales per square meter(5) (8)	7,092	11,357	13,387	15,476	18,072
Total number of equivalent employees(6)	12,034	12,934	12,928	13,541	10,676
Supermarket sales per equivalent employee(7) (8)	176,698	242,569	249,788	234,197	244,231

(1)   At period-end.

(2)   Includes only supermarkets (excludes information related to administrations and distribution centers).

(3)   In square meters at period-end.

(4)   Average selling space per supermarket represents the average for the year of the total selling space at month-end divided by the number of supermarkets at month-end.

(5)              Supermarket sales per square meter is the sum, for each month during the period, of the average selling for all supermarkets open at month end divided by the total selling space for such supermarkets.

(6)              Equivalent employees represents the total number of full time employees of the Company at the end of year assuming a 48-hour, six-day work week, increased by an amount equal to the number of additional employees who, based on a 48-hour work week, would be responsible for working a number of hours equal to the actual number of overtime hours worked during the last month in the year.

(7)   Sales per equivalent employee represent the sum of the monthly net sales for each month during the period divided by the number of equivalent employees at month-end.

(8)   As a result of the opening and remodeling of supermarkets during the period, these operational data are being affected by lower levels of efficiency until expected sales are reached.

5.                Consolidated financial ratios:

	2002	2001	2000	1999	1998

Current ratio	0.40	0.46	0.50	0.48	0.59
Total liabilities to equity ratio	5.76	2.70	2.81	3.86	3.98

6.    Future prospects (*):

Despite the harsh economic crisis, the Company, together with its shareholders and employees believes it has found the way to achieve its objective of maintaining and increasing its main asset: the privileged relationship with our customers.

(*)     Not covered by the review report of independent public accountants.

JOSE SANCHEZ

                    Acting Chairperson